EXHIBIT 99.1

UP Fintech Holding Limited Reports Unaudited Fourth Quarter And Full Year 2025 Financial Results

Singapore, March 19, 2026 – UP Fintech Holding Limited (NASDAQ: TIGR) (“UP Fintech” or the “Company”), a leading online brokerage firm focusing on global investors, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2025.

Mr. Wu Tianhua, Chairman and CEO of UP Fintech stated: “Both of our financial and operating performance have achieved significant growth in the full year of 2025. The full year total revenue amounted to US$612.1 million, a 56.3% increase from 2024. Total revenue in the fourth quarter reached US$175.6 million, representing a year-over-year increase of 41.5% and remaining flat compared to the prior quarter. Bottom line for the full year of 2025 also largely increased on a GAAP and non-GAAP basis. The full year net income and non-GAAP net income attributable to ordinary shareholders of UP Fintech in 2025 were US$170.9 million and US$186.5 million, increased 181.4% and 164.7% respectively compared to prior year. Net income and non-GAAP net income attributable to ordinary shareholders of UP Fintech in the fourth quarter reached US$45.2 million and US$48.9 million, representing a year-over-year growth of 61.3% and 60.5%. We are pleased to see significant breakthroughs in both our annual and quarterly topline and bottom line compared to 2024. This progress reflects our effective execution of our internationalization strategy and our commitment to building a resilient business model with improved operating leverage.

In the fourth quarter, we added 29,700 customers with deposits, bringing our yearly total to 161,900, exceeding our yearly guidance of 150,000. The total number of customers with deposits at the end of 2025 reached 1,253,900, a 14.8% increase compared to 2024 year-end. We target to acquire 150 thousand new funded clients in 2026 while prioritizing user quality. Additionally, asset inflows remained robust, with a net inflow of US$3 billion in the fourth quarter and over US$10 billion throughout the entire year of 2025. As a result, the total account balance rose by an impressive 45.7% year-over-year, reaching US$60.8 billion by the end of 2025. Singapore as our headquarter, client assets increased by more than 50% year-over-year. While our expanding markets in Australia and New Zealand, as well as Hong Kong, experienced rapid growth, with client assets more than doubling and tripling year-over-year, respectively. This represents the continued loyalty and trust from our users on Tiger platform across all markets.

We have continued to roll out a range of localized products and features designed to enhance the user experience. Building on our options combo feature, we upgraded it in the fourth quarter to now allow users to execute combination orders of options and underlying stock contracts, enabling clients to implement more complex trading strategies that adapt to market changes. Additionally, we launched margin accounts in the Australia market, significantly enhancing our competitive position and improving the trading experience for local users.

Our corporate business continued to perform well in the fourth quarter of 2025. During this period, we underwrote a total of 22 U.S. and Hong Kong IPOs, including “Pony AI Inc.” and “HashKey”, bringing the total number of U.S. and Hong Kong IPOs underwritten for the year to 47. In our ESOP business, we added 39 new clients in the fourth quarter, bringing the total number of ESOP clients served to 748 as of December 31, 2025.”

Financial Highlights for Fourth Quarter 2025

•
Total revenues were US$175.6 million, an increase of 41.5% year-over-year and an increase of 0.2% quarter-over-quarter.
•
Total net revenues were US$156.5 million, an increase of 45.8% year-over-year and an increase of 2.2% quarter-over-quarter.
•
Net income attributable to ordinary shareholders of UP Fintech was US$45.2 million compared to a net income of US$28.1 million in the same quarter of last year, an increase of 61.3%.
•
Non-GAAP net income attributable to ordinary shareholders of UP Fintech was US$48.9 million, compared to a non-GAAP net income of US$30.5 million in the same quarter of last year, an increase of 60.5%. A reconciliation of non-GAAP financial metrics to the most comparable GAAP metrics is set forth below.

Financial Highlights for Fiscal Year 2025

•
Total revenues increased 56.3% year-over-year to US$612.1 million.
•
Total net revenues increased 62.9% year-over-year to US$538.7 million.
•
Net income attributable to ordinary shareholders of UP Fintech was US$170.9 million compared to a net income of US$60.7 million in 2024, an increase of 181.4%.
•
Non-GAAP net income attributable to ordinary shareholders of UP Fintech was US$186.5 million, compared to a non-GAAP net income of US$70.5 million in 2024, an increase of 164.7%. A reconciliation of non-GAAP financial metrics to the most comparable GAAP metrics is set forth below.

Operating Highlights as of Year End 2025

•
Total account balance increased 45.7% year-over-year to US$60.8 billion.
•
Total margin financing and securities lending balance increased 21.5% year-over-year to US$5.4 billion.
•
Total number of customers with deposit increased 14.8% year-over-year to 1,253.9 thousand.

Selected Operating Data for Fourth Quarter 2025

	As of and for the three months ended
	December 31,	September 30,	December 31,
	2024	2025	2025
In 000’s
Number of customer accounts	2,449.3	2,618.7	2,657.5
Number of customers with deposits	1,092.0	1,224.2	1,253.9
Number of options and futures contracts traded	18,926.3	25,636.1	26,751.6
In USD millions
Trading volume	198,016.9	209,421.4	316,599.0
Trading volume of stocks	55,502.6	73,442.7	79,637.7
Total account balance	41,725.2	61,037.7	60,806.7

Fourth Quarter 2025 Financial Results

REVENUES

Total revenues were US$175.6 million, an increase of 41.5% from US$124.1 million in the same quarter of last year.

Commissions were US$70.8 million, an increase of 26.6% from US$56.0 million in the same quarter of last year, due to an increase in trading volume.

Financing service fees were US$2.7 million, a decrease of 3.8% from US$2.8 million in the same quarter of last year, primarily due to decreased interest rates.

Interest income was US$71.3 million, an increase of 27.8% from US$55.8 million in the same quarter of last year, primarily due to the increase in margin financing and securities lending activities of our consolidated account customers, partially offset by decreased interest rates.

Other revenues were US$30.8 million, an increase of 220.6% from US$9.6 million in the same quarter of last year, primarily due to the increase of our wealth management service revenue.

Interest expense was US$19.0 million, an increase of 13.8% from US$16.7 million in the same quarter of last year, primarily due to the increase in funding for margin financing and securities lending activities, partially offset by decreased interest rates.

OPERATING COSTS AND EXPENSES

Total operating costs and expenses were US$102.8 million, an increase of 40.6% from US$73.1 million in the same quarter of last year.

Execution and clearing expenses were US$5.3 million, a decrease of 12.7% from US$6.1 million in the same quarter of last year due to more self-clearing of US and HK equities.

Employee compensation and benefits expenses were US$50.3 million, an increase of 35.4% from US$37.2 million in the same quarter of last year, primarily due to an increase of global headcount to support our global expansion.

Occupancy, depreciation and amortization expenses were US$2.9 million, an increase of 33.5% from US$2.1 million in the same quarter of last year, due to the increase in office space and relevant leasehold improvements.

Communication and market data expenses were US$14.5 million, an increase of 22.9% from US$11.8 million in the same quarter of last year due to the increase of IT-related service fees.

Marketing and branding expenses were US$15.8 million, an increase of 66.5% from US$9.5 million in the same quarter of last year, primarily due to higher marketing spending this quarter.

General and administrative expenses were US$14.0 million, an increase of 118.0% from US$6.4 million in the same quarter of last year due to an uncollectible underwriting fee and an increase in professional service fees.

NET INCOME attributable to ordinary shareholders of UP Fintech

Net income attributable to ordinary shareholders of UP Fintech was US$45.2 million, as compared to a net income of US$28.1 million in the same quarter of last year. Net income per ADS (1 ADS represents 15 Class A ordinary shares) – diluted was US$0.244, as compared to a net income per ADS – diluted of US$0.158 in the same quarter of last year.

Non-GAAP net income attributable to ordinary shareholders of UP Fintech, which excludes share-based compensation, was US$48.9 million, as compared to a US$30.5 million non-GAAP net income attributable to ordinary shareholders of UP Fintech in the same quarter of last year. Non-GAAP net income per ADS – diluted was US$0.264 as compared to a non-GAAP net income per ADS – diluted of US$0.172 in the same quarter of last year.

For the fourth quarter of 2025, the Company’s weighted average number of ADSs used in calculating non-GAAP net income per ADS – diluted was 187,939,834. As of December 31, 2025, the Company had a total of 2,677,817,547 Class A and B ordinary shares outstanding, or the equivalent of 178,521,170 ADSs.

Full Year 2025 Financial Results

REVENUES

Total revenues were US$612.1 million, an increase of 56.3% from US$391.5 million in 2024.

Commissions were US$266.8 million, an increase of 67.8% from US$159.0 million in 2024, due to an increase in trading volume.

Financing service fees were US$10.7 million, a decrease of 5.2% from US$11.3 million in 2024, primarily due to decreased interest rates.

Interest income was US$257.0 million, an increase of 34.0% from US$191.8 million in 2024, primarily due to the increase in margin financing and securities lending activities of our consolidated account customers, partially offset by decreased interest rates.

Other revenues were US$77.5 million, an increase of 163.4% from US$29.4 million in 2024, primarily due to our wealth management service revenue and IPO distribution income.

Interest expense was US$73.4 million, an increase of 20.6% from US$60.8 million in 2024, primarily due to the increase in margin financing and securities lending activities, partially offset by decreased interest rates.

OPERATING COSTS AND EXPENSES

Total operating costs and expenses were US$330.3 million, an increase of 30.9% from US$252.3 million in 2024.

Execution and clearing expenses were US$20.5 million, an increase of 40.2% from US$14.7 million in 2024 due to an increase in our trading volume.

Employee compensation and benefits expenses were US$167.2 million, an increase of 36.6% from US$122.4 million in 2024, primarily due to an increase of global headcount to support our global expansion.

Occupancy, depreciation and amortization expenses were US$10.5 million, an increase of 22.6% from US$8.6 million in 2024, due to the increase in office space and relevant leasehold improvements.

Communication and market data expenses were US$46.5 million, an increase of 19.4% from US$38.9 million in 2024 due to the increase of IT-related service fees.

Marketing and branding expenses were US$49.5 million, an increase of 73.4% from US$28.5 million in 2024, primarily due to higher marketing spending this year.

General and administrative expenses were US$36.2 million, a decrease of 7.8% from US$39.3 million in 2024 due to a decrease in bad debt expense.

NET INCOME attributable to ordinary shareholders of UP Fintech

Net income attributable to ordinary shareholders of UP Fintech was US$170.9 million, as compared to a net income of US$60.7 million in 2024. Net income per ADS – diluted was US$0.927, as compared to a net income per ADS – diluted of US$0.366 in 2024.

Non-GAAP net income attributable to ordinary shareholders of UP Fintech, which excludes share-based compensation, was US$186.5 million, as compared to a US$70.5 million non-GAAP net income attributable to ordinary shareholders of UP Fintech in 2024. Non-GAAP net income per ADS – diluted was US$1.011 as compared to a non-GAAP net income per ADS – diluted of US$0.424 in 2024.

CERTAIN OTHER FINANCIAL ITEMS

As of December 31, 2025, the Company’s cash and cash equivalents, term deposits and long-term deposits were US$793.1 million, compared to US$396.0 million as of December 31, 2024.

Conference Call Information:

UP Fintech’s management will hold an earnings conference call at 8:00 AM on March 19, 2026, U.S. Eastern Time (8:00 PM on March 19, 2026, Singapore/Hong Kong Time).

All participants wishing to attend the call must preregister online before they may receive the dial-in numbers. Preregistration may require a few minutes to complete.

Preregistration Information:

Please note that all participants will need to pre-register for the conference call, using the link:

https://register-conf.media-server.com/register/BI64386a93537e41cca665f4023e1048f3

It will automatically lead to the registration page of “UP Fintech Holding Limited Fourth Quarter And Full Year 2025 Earnings Conference Call”, where details for RSVP are needed.

Upon registering, all participants will be provided in confirmation emails with participant dial-in numbers and personal PINs to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

Additionally, a live and archived webcast of the conference call will be available at https://ir.itigerup.com

Use of Non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP net income attributable to ordinary shareholders of UP Fintech and non-GAAP net income per ADS - diluted as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the United States Generally Accepted Accounting Principles (“U.S. GAAP”). We define non-GAAP net income attributable to ordinary shareholders of UP Fintech as net income attributable to ordinary shareholders of UP Fintech excluding share-based compensation. Non-GAAP net income per ADS - diluted is non-GAAP net income attributable to ordinary shareholders of UP Fintech divided by the weighted average number of diluted ADSs.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net income attributable to ordinary shareholders of UP Fintech enables our management to assess our operating results without considering the impact of share-based compensation. We also believe that the use of these non-GAAP financial measures facilitates investors' assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expenses that affect our operations. Share-based compensation has been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net income attributable to ordinary shareholders of UP Fintech. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-GAAP financial measures should not be considered in isolation or construed as alternatives to total operating costs and expenses, net income attributable to ordinary shareholders of UP Fintech or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review these historical non-GAAP financial measures in light of the most directly comparable GAAP measures. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global investors. The Company’s proprietary mobile and online trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, IPO subscription, ESOP management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses.

For more information on the Company, please visit: https://ir.itigerup.com.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “may,” “might,” “aim,” “likely to,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements or expressions. Among other statements, the business outlook and quotations from management in this announcement, the Company’s strategic and operational plans and expectations regarding growth and expansion of its business lines, and the Company’s plans for future financing of its business contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including the earnings conference call. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to effectively implement its growth strategies; trends and competition in global financial markets; changes in inflation and interest rate; technological advancements; changes in the Company’s revenues and certain cost or expense accounting policies and governmental policies and regulations affecting the Company’s industry and general economic conditions in China, Singapore and other countries; changes in geopolitical policies and conditions; rapid developments in the AI, virtual currency and blockchain industries. Further information regarding these and other risks is included in the Company’s filings with the SEC, including the Company’s annual report on Form 20-F filed with the SEC on April 23, 2025. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Further information regarding these and other risks is included in the Company’s filings with the SEC.

For investor and media inquiries please contact:

Investor Relations Contact

UP Fintech Holding Limited

Email: ir@itiger.com

UP FINTECH HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in U.S. dollars (“US$”))

	As of December 31,	As of December 31,
	2024	2025
	US$	US$
Assets:
Cash and cash equivalents	393,576,874	791,016,893
Cash-segregated for regulatory purpose	2,464,683,625	3,401,889,322
Term deposits	1,075,260	2,061,474
Receivables from customers (net of allowance of US$15,284,002 and US$5,050,501 as of December 31, 2024 and 2025)	1,052,972,649	1,785,416,288
Receivables from brokers, dealers, and clearing organizations	2,305,740,507	2,032,966,861
Financial instruments held, at fair value	75,547,082	85,541,628
Prepaid expenses and other current assets	17,629,819	33,956,983
Amounts due from related parties	16,720,671	19,077,760
Total current assets	6,327,946,487	8,151,927,209
Non-current assets:
Long-term deposits	1,369,994	—
Right-of-use assets	10,880,673	11,674,596
Property, equipment and intangible assets, net	15,358,528	14,364,025
Crypto assets held	—	4,339,298
Goodwill	2,492,668	2,492,668
Long-term investments	7,658,809	9,810,822
Equity method investment	10,203,622	10,585,414
Other non-current assets	6,828,553	10,932,109
Deferred tax assets	8,573,135	10,404,896
Total non-current assets	63,365,982	74,603,828
Total assets	6,391,312,469	8,226,531,037
Current liabilities:
Payables to customers	3,574,651,125	5,095,965,998
Payables to brokers, dealers and clearing organizations	1,914,769,701	1,903,912,312
Accrued expenses and other current liabilities	67,263,254	111,689,582
Lease liabilities-current	4,153,928	6,777,918
Convertible bonds-current	—	111,178,103
Amounts due to related parties	874,331	69,935,059
Total current liabilities	5,561,712,339	7,299,458,972
Convertible bonds	159,505,397	51,000,000
Lease liabilities-non-current	5,902,323	4,198,997
Deferred tax liabilities	2,068,661	1,694,325
Total liabilities	5,729,188,720	7,356,352,294
Mezzanine equity
Redeemable non-controlling interest	7,177,668	4,946,478
Total Mezzanine equity	7,177,668	4,946,478
Shareholders’ equity:
Class A ordinary shares	25,427	25,802
Class B ordinary shares	976	976
Additional paid-in capital	619,030,730	634,203,244
Statutory reserve	12,425,463	15,587,049
Retained earnings	37,843,547	208,408,915
Treasury Stock	(2,172,819)	(2,172,819)
Accumulated other comprehensive (loss) income	(11,919,310)	9,454,230
Total UP Fintech shareholders’ equity	655,234,014	865,507,397
Non-controlling interests	(287,933)	(275,132)
Total equity	654,946,081	865,232,265
Total liabilities, mezzanine equity and equity	6,391,312,469	8,226,531,037

UP FINTECH HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(All amounts in U.S. dollars (“US$”), except for number of shares (or ADSs) and per share (or ADS) data)
	For the three months ended			For the years ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2024	2025	2025	2024	2025
	US$	US$	US$	US$	US$
Revenues:
Commissions	55,964,174	72,908,334	70,831,784	159,045,052	266,834,904
Interest related income
Financing service fees	2,770,419	2,762,166	2,665,790	11,311,560	10,722,961
Interest income	55,762,091	73,224,073	71,278,563	191,754,746	256,997,093
Other revenues	9,605,165	26,265,671	30,798,536	29,430,071	77,509,959
Total revenues	124,101,849	175,160,244	175,574,673	391,541,429	612,064,917
Interest expense	(16,731,341)	(21,942,151)	(19,033,392)	(60,803,516)	(73,355,788)
Total Net Revenues	107,370,508	153,218,093	156,541,281	330,737,913	538,709,129
Operating costs and expenses:
Execution and clearing	(6,095,132)	(4,477,846)	(5,322,380)	(14,651,612)	(20,537,788)
Employee compensation and benefits	(37,163,110)	(47,209,787)	(50,325,415)	(122,365,537)	(167,169,609)
Occupancy, depreciation and amortization	(2,137,586)	(2,759,643)	(2,853,458)	(8,554,315)	(10,491,419)
Communication and market data	(11,787,814)	(11,800,637)	(14,488,775)	(38,893,381)	(46,456,565)
Marketing and branding	(9,507,918)	(12,888,969)	(15,831,013)	(28,530,053)	(49,462,729)
General and administrative	(6,432,737)	(10,299,692)	(14,026,279)	(39,278,674)	(36,209,499)
Total operating costs and expenses	(73,124,297)	(89,436,574)	(102,847,320)	(252,273,572)	(330,327,609)
Other income (loss):
Others, net	3,469,021	1,327,184	435,182	3,299,308	(939,034)
Income before income tax	37,715,232	65,108,703	54,129,143	81,763,649	207,442,486
Income tax expenses	(9,488,084)	(11,148,629)	(8,763,336)	(20,409,721)	(35,960,865)
Net income	28,227,148	53,960,074	45,365,807	61,353,928	171,481,621
Less: net income (loss) attributable to non-controlling interests	12,563	10,052	15,299	(4,477)	48,896
Accretion of redeemable non-controlling interests to redemption value	(164,328)	(132,354)	(118,370)	(630,485)	(533,188)
Net income attributable to ordinary shareholders of UP Fintech	28,050,257	53,817,668	45,232,138	60,727,920	170,899,537
Other comprehensive income (loss), net of tax:
Unrealized gain on available-for-sale investments	343,892	—	2,207,391	343,892	2,207,391
Changes in cumulative foreign currency translation adjustment	(17,440,809)	(1,123,148)	4,428,703	(9,022,611)	19,154,156
Total Comprehensive income	11,130,231	52,836,926	52,001,901	52,675,209	192,843,168
Less: comprehensive income attributable to non-controlling interests	24,226	8,301	10,390	3,121	36,902
Accretion of redeemable non-controlling interests to redemption value	(164,328)	(132,354)	(118,370)	(630,485)	(533,188)
Total Comprehensive income attributable to ordinary shareholders of UP Fintech	10,941,677	52,696,271	51,873,141	52,041,603	192,273,078
Net income per ordinary share:
Basic	0.011	0.020	0.017	0.025	0.064
Diluted	0.011	0.019	0.016	0.024	0.062
Net income per ADS (1 ADS represents 15 Class A ordinary shares):
Basic	0.164	0.304	0.255	0.379	0.967
Diluted	0.158	0.290	0.244	0.366	0.927
Weighted average number of ordinary shares used in calculating net income per ordinary share:
Basic	2,557,911,677	2,656,878,202	2,664,351,020	2,404,640,854	2,651,608,820
Diluted	2,687,607,158	2,819,534,135	2,819,097,516	2,534,097,315	2,807,732,382

Reconciliations of Unaudited Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(All amounts in U.S. dollars (“US$”), except for number of ADSs and per ADS data)

	For the three months ended December 31, 2024			For the three months ended September 30, 2025			For the three months ended December 31, 2025
		non-GAAP			non-GAAP			non-GAAP
	GAAP	Adjustment	non-GAAP	GAAP	Adjustment	non-GAAP	GAAP	Adjustment	non-GAAP
	US$	US$	US$	US$	US$	US$	US$	US$	US$
Share-based compensation		2,421,342			3,230,443			3,677,271
Net income attributable to ordinary shareholders of UP Fintech	28,050,257	2,421,342	30,471,599	53,817,668	3,230,443	57,048,111	45,232,138	3,677,271	48,909,409

Net income per ADS - diluted	0.158		0.172	0.290		0.307	0.244		0.264
Weighted average number of ADSs used in calculating diluted net income per ADS	179,173,811		179,173,811	187,968,942		187,968,942	187,939,834		187,939,834

Reconciliations of Unaudited Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(All amounts in U.S. dollars (“US$”), except for number of ADSs and per ADS data)

	For the year ended December 31, 2024			For the year ended December 31, 2025
		non-GAAP			non-GAAP
	GAAP	Adjustment	non-GAAP	GAAP	Adjustment	non-GAAP
	US$	US$	US$	US$	US$	US$
Share-based compensation		9,736,901			15,609,141
Net income attributable to ordinary shareholders of UP Fintech	60,727,920	9,736,901	70,464,821	170,899,537	15,609,141	186,508,678

Net income per ADS - diluted	0.366		0.424	0.927		1.011
Weighted average number of ADSs used in calculating diluted net income per ADS	168,939,821		168,939,821	187,182,159		187,182,159